# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stevanato Group S.p.A., CIK 0001849853
CUSIP: IT0005452658
Title of class of securities: Common Stock
Address of issuer's principal executive offices: PIOMBINO DESE (PD) VIA MOLINELLA, 17, PADUA, Italy (L6), 35017
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: insurance company (IC), investment adviser (IA); citizenship or place of organization: Wisconsin (WI); sole voting power 48,930; shared voting power 2,735,982; sole dispositive power 48,930; shared dispositive power 2,735,982; aggregate amount beneficially owned 2,784,912 (5.6% of the class)
  Comment: Item 5, Item 7 and Item 9 - Represents shares held in the Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.
  Item 6, Item 8 and Item 9 - Represents 927,934 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,808,048 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
  Item 11 - The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form S-8 POS for the quarter ended June 30, 2024, as filed with the Securities and Exchange Commission on September 4, 2024, that there were 49,604,649 shares of Stevanato Group SPA Common Stock outstanding at June 30, 2024.

## Item 1. Issuer
Name of issuer: Stevanato Group S.p.A.
Address of issuer's principal executive offices: PIOMBINO DESE (PD) VIA MOLINELLA, 17, PADUA, ITALY, 35017.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Ave, Ste 2500
Minneapolis, MN 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
2,784,912

Represents shares held in the Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.

Represents 927,934 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,808,048 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Percent of class:
5.61

The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form S-8 POS for the quarter ended June 30, 2024, as filed with the Securities and Exchange Commission on September 4, 2024, that there were 49,604,649 shares of Stevanato Group SPA Common Stock outstanding at June 30, 2024.
Sole power to vote or to direct the vote:
48,930

Represents shares held in the Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.
Shared power to vote or to direct the vote:
2,735,982

Represents 927,934 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,808,048 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Sole power to dispose or to direct the disposition:
48,930

Represents shares held in the Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans serves as investment adviser.
Shared power to dispose or to direct the disposition:
2,735,982

Represents 927,934 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,808,048 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: David S. Royal, Chief Financial Officer (11/14/2024)